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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27123

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 AND ENDING 12/31/2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Harold H. Oshima, dba~~ Oshima & Associates

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Merchants Row
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold H. Oshima (617) 523-1527
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Merfeld, LLC
(Name – *if individual, state last, first, middle name*)

21 Merchants Row (Address) Boston (City) MA (State) 02109 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JN 03/05/08

OATH OR AFFIRMATION

I, Harold H. Oshima, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oshima + Associates, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEREMIAH P. AHERN
Notary Public
Commonwealth of Massachusetts
My Commission Expires Feb 23, 2012

Signature

Proprietor
Title

2/19/08
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

FINANCIAL STATEMENTS

DECEMBER 31, 2007

Together with Independent Auditor's Report

DAVID MERFELD CPA, P.C.

CERTIFIED PUBLIC ACCOUNTANT

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

FINANCIAL STATEMENTS

DECEMBER 31, 2007

TABLE OF CONTENTS

DAVID MERFELD CPA, P,C.
CERTIFIED PUBLIC ACCOUNTANT

21 MERCHANTS ROW
BOSTON, MA 02109
617-248-1901
FAX 617-248-1902
David@Merfeldcpa.com

Independent Auditor's Report

Harold Oshima
Oshima & Associates (a proprietorship)
Boston, Massachusetts

I have audited the accompanying statement of financial condition of Oshima & Associates (a proprietorship, the "Company") as of December 31, 2007 and the related statements of income, of changes in equity, and of cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates used by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oshima & Associates (a proprietorship) at December 31, 2007, the results of its operations, the changes in its equity and its cash flows, for the year then ended in conformity with U.S. generally accepted accounting principles.

David Merfeld CPA, P.C.

Boston, Massachusetts
February 14, 2008

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

See Auditor's Report

ASSETS

Current assets		
Cash	$	10,615
Accounts receivable		8,482
Prepaid insurance		528
Total current assets		19,625
Other assets		
Computers, net of depreciation of $1,825		2,980
Marketable securities available-for-sale		16,332
Deposit with correspondent broker		
Cash		1,148
Marketable securities available-for-sale		1,465
Total other assets		21,925
Total assets	$	41,550

LIABILITIES AND EQUITY

Current liabilities		
Accrued expenses	$	8,632
Equity		
Owner's capital		36,817
Cumulative other comprehensive income		-3,899
Total equity		32,918
Total liabilities and equity	$	41,550

See notes to financial statements

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

STATEMENT OF INCOME

For the Year Ended December 31, 2007

See Auditor's Report

Revenues		
Commissions	$	150,820
Investment income		307
Total revenues		151,127
Expenses		
Computer software		1,364
Dues and subscriptions		585
Wages and benefits		55,297
Computer services		1,549
Travel		1,371
Bank charges		265
Contributions		460
Depreciation		817
Equipment		2,368
Insurance		1,083
Licences and pemits		855
Office supplies		4,512
Storage and outside services		3,102
Delivery and postage		1,852
Professional fees		3,220
Repairs		930
Rent and utilities		35,707
Personal property taxes		154
Telephone		5,144
Total expenses		120,635
Net income	$	30,492

See notes to financial statements

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

STATEMENT OF CHANGES IN EQUITY

For the Year Ended December 31, 2007

See Auditor's Report

	Owner's Capital	Cumulative Other Comprehensive Income	Total Equity
Balance, January 1, 2007	$ 29,165	$ -4,509	$ 24,656
2007 transactions			
Net income	30,492		30,492
Other comprehensive income			
Realized loss on sale		-915	-915
Unrealized holding gain		1,525	1,525
Distributions to owner	-22,840		-22,840
Balance, December 31, 2007	$ 36,817	$ -3,899	$ 32,918

See notes to financial statements

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2007

See Auditor's Report

Cash flows from operating activities		
Commission revenue received	$	148,400
Operating expenses paid		-114,050
Investment income received		0
Net cash flows from operating activities		34,350
Cash flows from investing activities		
Computer purchased		-1,447
Cash flows from financing activities		
Dividends paid		-22,840
Cash flows		10,063
Cash, beginning of year		552
Cash, end of year	$	10,615

Reconciliation of net income to cash flows from operating activities		
Net income	$	30,492
Adjustments to reconcile net income to cash provided by operating activities		
Investment income directly reinvested in marketable securities		-307
Depreciation		817
Changes in assets and liabilities		
Accounts receivable		-2,420
Prepaid insurance		313
Accrued expenses		5,455
Net cash flows from operating activities	$	34,350

Non-cash investing and financing activities		
Investment income directly reinvested in marketable securities		
Total investment income	$	307
Income directly reinvested by issuer		307
Investment income received in cash	$	0

A. Securities dealer registration and nature of operations

Oshima & Associates (the "Company") is a proprietorship of Harold Oshima. The Company is registered with the Financial Industry Regulatory Authority ("FINRA", formerly the National Association of Securities Dealers) and the Securities and Exchange Commission ("SEC") as a broker/dealer in securities. In order to continue this status, the Company is required to maintain net capital, as defined by FINRA and the SEC, of in excess of $5,000. At December 31, 2007, net capital was $26,797.

As a broker/dealer, the Company receives commission revenue from the sale of securities and mutual funds and from advisory fees. Fees are also charged for tax and financial advisory services. By engaging the services of another broker/dealer, on a fully-disclosed basis, and acting solely as an "introducing broker", the Company does not hold customer securities, execute transactions for customers, or perform custodial functions for customers.

A substantial portion of the Company's revenues is derived from clients residing in Massachusetts, and a downturn in the state's economy could have an effect on the Company.

B. Significant accounting policies

The Company's financial statements are presented in accordance with U.S. generally accepted accounting principles. Significant accounting policies employed in the preparation of these financial statements include:

Estimates: The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimates.

Commission revenue and expense are recognized as the transactions that give rise to the income and expense close.

Unrealized holding gains and losses arise from changes in the value of available-for-sale securities. These gains and losses are included in other comprehensive income.

Depreciation on computers is computed on the straight-line basis, over the 5-year estimated useful lives of the assets.

C. Operating lease from related party

Office space has been provided under a tenancy-at-will. Rent has been charged at the rate of $2,500 per month, plus special assessments and utilities.

D. Deposit with correspondent broker

Because the Company does not handle customer securities or trades directly, it has entered into a relationship with a clearing, or correspondent, broker. As part of the terms of its contract with this broker, it maintains with them a $1,148 deposit, held in a money-market fund. Interest earned on this account inures to the benefit of the Company.

E. Investment in marketable security

The Company's investments in marketable securities are held for an indefinite period and thus are classified as available-for-sale. Available-for-sale securities are recorded at fair value in investments and other assets on the balance sheet, with the change in fair value during the period included in other comprehensive income for the period. Cost and fair value of the securities – stocks and mutual funds – were $4,588 and $17,797, respectively, at December 31, 2007.

F. Income taxes

As a proprietorship, all income of the Company is taxed to Harold Oshima. Therefore, no provision is shown for federal or state income taxes in the financial statements.

DAVID MERFELD CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT

21 MERCHANTS ROW
BOSTON, MA 02109
617-248-1901
FAX 617-248-1902
David@Merfeldcpa.com

Independent Auditor's Report

Harold Oshima
Oshima & Associates (a proprietorship)
Boston, Massachusetts

I have audited the accompanying financial statements of Oshima & Associates (a proprietorship) as of and for the year ended December 31, 2007 and have issued my report thereon dated February 14, 2008. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Merfeld CPA, P.C.

Boston, Massachusetts
February 14, 2008

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Oshima & Associates as of 12/31/2007

COMPUTATION OF NET CAPITAL

1	Total ownership equity from Statement of Financial Condition $			32,918	3480
2	Deduct ownership equity not allowable for Net Capital				3490
3	Total ownership equity qualified for Net Capital				3500
4	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5	Total capital and allowable subordinated liabilities $			32,918	3530
6	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $	6,121	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities - proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	6,121	3620
7	Other additions and/or allowable credits (List)				3630
8	Net capital before haircuts on securities positions $			26,797	3640
9	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments $		3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1 Exempted securities		3735		
	2 Debt securities		3733		
	3 Options		3730		
	4 Other securities	4,900	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	4,900	3740
10	Net Capital $			21,897	3750

OMIT PENNIES

Reconciliation to net capital per unaudited IIA filed by Oshima & Associates

Net capital per unaudited II filed by Oshima & Associates		26,497
Amounts per audited financial statements, less amounts per form IIA		
Total ownership equity	-5,123	
Haircut computation	-817	
Total unallowable assets	1,340	-4,600
Net capital as computed above		21,897

DAVID MERFELD CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT

21 MERCHANTS ROW
BOSTON, MA 02109
617-248-1901
FAX 617-248-1902
David@Merfeldcpa.com

Independent Auditor's Report

Harold Oshima
Oshima & Associates (a proprietorship)
Boston, Massachusetts

In planning and performing my audit of the financial statements of Oshima & Associates (a proprietorship, the "Company") and supplemental schedule for the year ended December 31, 2007, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purposes of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company, including practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(k)(2). Because the Company is an "introducing broker", and does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which management has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risks that they may become

inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered be the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and should not be used for any other purpose.

David Merfeld CPA, P.C.

Boston, Massachusetts
February 14, 2008

END